                                                                   EXHIBIT 99.15

                    Letter of Arthur Andersen Representation

To the Securities and Exchange Commission:

     We received a letter from Arthur Andersen LLP, dated March 28, 2002, representing that the audit as of and for the year ended December 31, 2001, was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

Very truly yours,

/s/ Ken McBride
Ken McBride
CEO & CFO
March 28, 2002